Veritone, Inc.

3366 Via Lido

Newport Beach, CA 92663

May 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director

Re:	Veritone, Inc.
Registration Statement on Form S-1 (No. 333-216726)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Veritone, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that it will be declared effective on Thursday, May 11, 2017, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Morgan Lewis & Bockius LLP, counsel to the Company, to make such request on its behalf. Once the Registration Statement is effective, please orally confirm the event with our counsel, Morgan Lewis & Bockius LLP, by calling Ellen Bancroft at (949) 399-7130 or Albert Lung at (650) 843-7263. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

In connection therewith, the Company acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert comments of the Commission or the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VERITONE, INC.

By:	/s/ Peter F. Collins
Name:	Peter F. Collins
Title:	Chief Financial Officer

cc:	Ellen Bancroft (Morgan, Lewis & Bockius LLP)
Ryan C. Wilkins (Stradling Yocca Carson & Rauth, P.C.)
Jeffrey B. Coyne, Executive Vice President and General Counsel